August 18, 2003

RE: Brookfield Homes Corporation Dutch Auction Tender Offer

We understand that you are a shareholder of Brookfield Homes Corporation and wish to ensure that you are aware of our company’s “Dutch auction” tender offer to purchase its common stock. We draw your attention to the attached press release outlining our company’s offer to purchase for cash up to 5,000,000 shares from its shareholders.

The tender offer will allow for shareholders owning less than 100 shares (odd lot holders) to:

i)	sell their shares to the company for cash, without the usual transaction costs associated with open market sales; and

ii)	have their tendered shares purchased by the company on a priority basis.

The terms and conditions of the tender offer are explained in detail in the offer to purchase and the related letter of transmittal. If you have not yet received these materials, you should contact your broker or other representative who holds your Brookfield Homes shares. Alternatively, if you are a registered holder, please contact either Liz Ciampa of Brookfield Homes at 416-369-8229 or Mellon Investor Services LLC at 1-888-684-7182. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in these materials.

Yours truly,

BROOKFIELD HOMES CORPORATION

/s/ Ian Cockwell

12865 Pointe Del Mar, Suite 200, Del Mar, California 92014